Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Parallel Flight Technologies, Inc.
450 McQuaide Drive
La Selva Beach, CA 95076
https://parallelflight.com/

Up to $4,999,956.20 in Class B Common Stock at $22.60
Minimum Target Amount: $9,989.20

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Parallel Flight Technologies, Inc.
Address: 450 McQuaide Drive, La Selva Beach, CA 95076
State of Incorporation: DE
Date Incorporated: September 10, 2018

Terms:

Equity

Offering Minimum: $9,989.20 | 442 shares of Class B Common Stock
Offering Maximum: $4,999,956.20 | 221,237 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $22.60
Minimum Investment Amount (per investor): $497.20

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based Perks

Friends and Family Early Birds

Invest within the first 48 hours and 15% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive 10% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% Bonus Shares.

Amount-Based Perks

Tier 1 | $2,000+

Invest $2,000+ and receive 2% Bonus Shares.

Tier 2 | $5,000+

Invest $5,000+ and receive 5% Bonus Shares.

Tier 3| $10,000+

Invest $10,000 and receive 10% Bonus Shares.

Tier 4 | $25,000+

Invest $25,000 and receive 15% Bonus Shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Parallel Flight Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $22.60 / share, you will receive 110 Class B Common Stock, meaning you'll own 110 shares for $2260. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Parallel designs heavy-lift, autonomous aircraft based on our proprietary heavy-lift technology. Our aircraft can lift more payload and fly for a longer duration than other competitive technologies! Current technology electric multirotors can fly for around 15 minutes when

fully loaded - current testing indicates that we will be able to fly fully loaded for over an hour and a half.

We are currently developing unmanned aircraft solutions for the wildland firefighter to drastically improve firefighter safety and effectiveness. Parallel is working closely with federal, state, and local fire agencies to build the right tool for firefighting in the 21st century. For example, we are being funded by the USDA to develop a large-scale prescribed burn solution for the US Fire Service. We have signed letters of commitment from DOI/OAS/UP (federal), Colorado Center of Excellence (state) and Grayback Forestry (private) to support and participate in our R&D development efforts under an NSF SBIR Phase 2, should it be awarded. All are potential customers and are eager to help develop and bring our prescribed burn and tactical resupply capabilities to market.

Beyond firefighting, Parallel is engaged with potential customers for medical delivery and industrial logistics applications.

Our heavy-lift unmanned aircraft are programmed from a ground station, and the aircraft autonomously performs the mission. The aircraft can also be remote-controlled by a pilot. There are several uses for drones that help firefighting crews control blazes and search and rescue missions. Firefighting use-cases include delivering tools, supplies, food, and water to firefighting crews, performing unmanned controlled burns to create firebreaks, performing controlled burns for land management. Because our technology greatly expands the flight-time and payload capability of multi-rotor drones, there are many use cases including agriculture, search-and-rescue, logistics, and medical delivery.

Since our last funding round, we were issued a U.S. Patent covering key features and functionality for parallel-hybrid power modules. PFT is actively expanding its IP portfolio

Competitors and Industry

Industries Served

The market for wildland firefighting is $10B in the USA, Canada, and Australia and is growing by around 10% per year. The healthcare logistics sector is estimated to reach $20B by 2025 and the industrial logistics market should reach $65B by 2025. Our technology has the potential to transform all of these markets. It will enable heavy lift and long-range Beyond Visual Line of Sight (BVLOS) applications across multiple industrial logistics verticals, providing advanced solutions for infrastructure, renewable energy, construction, environmental protection, and remote logistics. In the complex healthcare logistics space, our technology will be ideal for the delivery of critical medication, vaccines, medical equipment, biospecimens, and equipment such as defibrillators.

See the following sources on industry sizes:

https://static1.squarespace.com/static/5f5c0101b7debd33a36b2d8f/t/5f690e21a91dae6c28774ba8/1600720417033/Estimated+Market+Size+Sources.p

Competition

The Company has several major competitors in the UAV market. Some of the top competitors in our industry include Schiebel, Yamaha, and Griff. Schiebel is the industry leader and the Company's primary competition in the heavy-lift UAV industry. Yamaha also owns a significant market share and focuses on the agriculture market. Griff is developing all-electric heavy-lift multi-rotor UAV's. Despite the present competitive landscape, the Company stands out in the heavy-lift UAV industry because of our lower cost, modular power module system, failsafe modes, and extended duration.

Current Stage and Roadmap

Funding

Since our first Reg CF round in 2019-2020, we have progressed from a prototype level technology to a production representative technology level. Our funding history includes the following equity sales and federal grants:

Family and Friends Round

Initial funding to begin doing fundamental research with parallel hybrid propulsion technology.

Reg CF / NASA SBIR, 2019 / Small Reg D Round

Funding to build the first working prototype and NASA support to develop a proprietary safety system.

Reg A+ 2021 / NSF and USDA Phase 1 SBIRs

Support the building of production representative aircraft. NSF funds were used for the development of initial simulation technology and USDA funding to investigate large-scale prescribed burn tech.

Reg CF 2022 (This Round) / USDA Phase 2

Support extensive aircraft and propulsion technology testing and customer demos. Begin work towards aircraft certification. USDA funding to support the demonstration of large-scale prescribed fire.

Roadmap

During 2021 Parallel Flight performed flight testing on a production representative parallel hybrid multirotor aircraft, as well as flight testing on all-electric test platforms for flight controller and mission development. We are currently performing our 4th federal Small Business Innovation and Research (SBIR) grant. Also, we are currently performing extensive testing on our hybrid power module technology to ensure reliability and compliance with regulations. Moving forward, we plan on continuing to test our technology and drone systems as well as setting up manufacturing, and beginning production of our products. Other initiatives include setting up subsidiaries in several foreign countries from which our products and services will be sold. We also plan on expanding our executive and engineering staff.

The Team

Officers and Directors

Name: Joshua Resnick

Joshua Resnick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Chief Technology Officer, President and Director
  Dates of Service: September 10, 2018 - Present
  Responsibilities: Highest executive authority and decision maker for the company, and president of the board. Salary is $128,000 plus health coverage benefits. No equity compensation.

Other business experience in the past three years:

- **Employer:** Tesla Motors, Inc.
  Title: Lead EE on the Tesla Semi Truck Program
  Dates of Service: June 01, 2015 - January 03, 2019
  Responsibilities: Led the system architecture and low-voltage engineering efforts for the Semi Truck program, as well as working on many truck mechanical systems.

Name: David Adams

David Adams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Operations
  Dates of Service: September 10, 2018 - Present
  Responsibilities: Overseeing hardware development and directing company operations. Compensation for this role is $132,000 per year plus health benefits.

- **Position:** Treasurer
  Dates of Service: September 10, 2018 - Present
  Responsibilities: Managing company finances

Other business experience in the past three years:

- **Employer:** Verb Surgical
  Title: Sr. Systems Integration Engineer
  Dates of Service: November 01, 2017 - August 01, 2019
  Responsibilities: Integrating surgical robotics systems

Name: Robert Hulter

Robert Hulter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Software and Controls
  Dates of Service: September 10, 2018 - Present
  Responsibilities: Responsible for development of software for unmanned systems. Compensation for this role is $132,000 plus health benefits.

- **Position:** Secretary
  Dates of Service: September 10, 2018 - Present
  Responsibilities: Taking board meeting minutes.

Other business experience in the past three years:

- **Employer:** OLT Solar
  Title: Sr. Electrical Engineer
  Dates of Service: January 01, 2010 - January 01, 2020
  Responsibilities: Designing solar cell robotics cells

Name: Aidan Joyce

Aidan Joyce's current primary role is with BNG Consulting Limited. Aidan Joyce currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Legal Officer

Dates of Service: November 01, 2020 - Present
Responsibilities: The CLO does not currently does not take salary compensation for the role. The CLO provides direction on major legal and regulatory issues. They develop agreements and contracts with partners and customers, develop and lead corporate legal strategy to promote and protect the company's matters, overseeing delivery of legal services and resources to accomplish corporate goals, strategies and priorities, maintaining proper corporate interactions with the relevant local, state and federal governmental bodies, legislatures and the community at large, and advise the CEO and other senior corporate officers on a variety of issues.

Other business experience in the past three years:

- **Employer:** BNG Consulting Limited
  Title: Director
  Dates of Service: March 01, 2016 - Present
  Responsibilities: Provision of professional consulting services

Other business experience in the past three years:

- **Employer:** DLI Law
  Title: Principal
  Dates of Service: January 01, 2016 - November 01, 2021
  Responsibilities: Provision of legal counsel.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aerospace industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be

decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or service. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research, development, and testing stage and have only manufactured a prototypes for our UAS products. Delays or cost overruns in the development of our UAS and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles, and supply chain disruptions. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Parallel Flight Technologies Inc. was formed on 9/10/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Parallel Flight Technologies Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our drone product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns a patent, a number of Internet domain names and trade secrets and other intellectual property. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, copyrights, or patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in engineering, sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. It is also possible that the Company could fail to retain key personnel or officers which could affect our operations or ability to execute our business plan. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration), EASA (EUROPEAN AVIATION SAFETY AGENCY), CASA (Civil Aviation Safety Authority), TC (Transport Canada) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Hiring New Executives and Equity Incentive Plan
Our future success depends on the efforts of key personnel and our senior leadership team. As we grow, we anticipate the need to hire

additional members of the senior leadership team. To attract top talent, we will need to offer key hires shares or share options or other forms of equity compensation which may be granted at a price per share that is more advantageous than the price per share for the Class B Shares issued in this offering. In addition to hiring new talent, we need to ensure that we retain our current talent as the company grows. To enable that talent retention, we will need to increase our current equity incentive plan.Both of these actions will have a dilutive effect on the overall shares held by the investors in this offering.

Future Contracting Arrangements
As we grow, we anticipate entering into a range of contractual arrangements which may necessitate a variety of forms of compensation. Such compensation will be directly linked to the potential economic success of the contractual relationship and may include a variety of compensation models including cash and/or equity.

Other Concurrent Funding Rounds
In order to meet what we reasonably believe is necessary for the ongoing growth and financial viability of the company, we anticipate the need to raise in the region of an additional $5m - $15m concurrent with but separate to this Reg CF funding round. The company will engage with private and institutional investors in an effort to raise these funds. The terms of such funding are yet to be negotiated, however, the price per share offered in any separate funding round(s) may be more advantageous than the price per share for [Class B Shares] issued in this offering. Such funding rounds will have a dilutive effect on the overall shares held by the investors in this offering.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Going Concern Risk Factor
The Company has incurred losses from operations and has net cash used in operating activities of $1,019,286 and $221,005 for the years ended December 31, 2020 and 2019, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern. During 2022 the Company intends to fund operations through the receipt of federal grant awards in addition to the issuance of debt and/or equity financing, including additional funds received under Regulation CF efforts. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joshua Resnick	2,000,000	Class A Common Stock	26.9%
David Adams	1,500,000	Class A Common Stock	20.17%
Robert Hulter	1,500,000	Class A Common Stock	20.17%

The Company's Securities

The Company has authorized Simple Agreement for Future Equity (SAFE), Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 221,237 of Class B Common Stock.

Simple Agreement for Future Equity (SAFE)

The security will convert into safe preferred stock (equity financing event), common stock (liquidity event) and the terms of the Simple Agreement for Future Equity (SAFE) are outlined below:

Amount outstanding: $10,000.00
Interest Rate: 0.0%
Discount Rate: 15.0%
Valuation Cap: None
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

Note: Parallel Flight received $250,000 in SAFE's and subsequently, all but $10,000 opted to convert to shares.

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Rate.

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

Class A Common Stock

The amount of security authorized is 8,000,000 with a total of 6,708,424 outstanding.

Voting Rights

One vote per share of class A common stock.

Material Rights

Stock Options

The Company has an Option pool in place for the grant of 700,000 options for Class A Common Stock, which were included in the total of 3,700,000 issued Class A Common Stock. To this date, the Company has granted 296,174 options.

Additional Class A Rights

Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions. The Board of Directors may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock if such disparate dividend or distribution is approved in advance by the affirmative vote

Upon the dissolution, liquidation or winding up of the corporation, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

Class B Common Stock

The amount of security authorized is 3,000,000 with a total of 1,427,852 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Except as otherwise provided in this Restated Certificate of Incorporation or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects and as to all matters except that

holders of Class B Common Stock are not entitled to a vote.⊠

Class B Common Stock may not be converted at the option of the holder.

All shares of Class B Common Stock shall be automatically, without further action by any holder thereof, converted into an identical number of shares of Class A Common Stock at such date and time, as approved by the Company's Board of Directors.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $250,000.00
  Use of proceeds: Initial funding for R&D
  Date: October 10, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1,069,794.00
  Number of Securities Sold: 796,472
  Use of proceeds: Prototype development and growing the staff
  Date: January 14, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $321,652.00
  Number of Securities Sold: 125,251
  Use of proceeds: Continued development and flight testing
  Date: July 24, 2020
  Offering exemption relied upon: 506(c)

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $6,083,609.00
  Number of Securities Sold: 1,302,601
  Use of proceeds: Continued product development and testing, as well as business development
  Date: July 01, 2021
  Offering exemption relied upon: Regulation A+

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021, compared to year ended December 31, 2020, and from inception on September 10th, 2018, as well as comparison to Year Ended December 31, 2021.

Revenue

Grant revenue from inception on 9/10/2018 through 2019 was $71,909. For 2020 Grant revenue was $256,105 and for 2021 it was $233,349. Other than grants, there was no other revenue as PFT was still focused solely on the R&D of its Parallel Hybrid propulsion technology and UAS platform. The case for the increase was receiving a Phase 1 SBIR from NSF in 2020.

Cost of Revenue

All revenue to date has been generated via grants. From inception on 9/10/2018 through 2019 PFT employed a professional grant writer at a cost of $4,130. For 2020, the cost of these services was $7,000. In 2021 we hired Shannon Knudsen to write and manage all our grant activities and he was paid $17,100. These are the only costs associated with our Grant Revenue.

Gross Margins

N/A as PFT is still pre-commercial.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Expenses in 2019 increased $339,425 from 2018 as a result of hiring and expanded R&D activities. Expenses in 2020 further increased $1,101,041 as a result of more hiring and further expanded R&D, aircraft testing, as well as grant-related expenses. In 2021 expenses increased an additional $1,556,543 as a result of more hiring and further expanded R&D, and aircraft testing.

Historical results and cash flows:

Over the past 2 years R&D areas were the most cash flow intensive. The cash for these activities was generated by selling equity and from federal SBIR grants. When Parallel Flight transitions from product development to manufacturing and product deployment, investors should expect to see revenue from sales. Due to the need to continue and expand testing, pay for aircraft certification costs, set up manufacturing, scale operations globally more cash will need to be raised by selling equity in the near term.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 4/21/2022, the Company has capital resources available of $1,817,753 in the form of cash on hand. Our current burn rate is approximately $245,500 per month.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from the campaign are needed for ongoing operations and scaling. Due to high demand (signed letters of intent for 937 units over the next three years), Parallel Flight Technologies is raising capital to accelerate the development and testing of its UAS product and hybrid technology. Our strategy focuses on rapidly achieving high product reliability through intensive testing and continuing to advance our manufacturing processes. We plan on using the funds from this campaign to support our flight testing and hybrid power module testing. We plan on raising additional funds in the future to support building out manufacturing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If the campaign raises the full $4,999,956.20 the capital will add to our current $1,817,753 cash on hand. We also anticipate receiving additional federal grant money up to $2,000,000, as well as raising up to $40,000,000 in additional capital from institutional investors over the next 12 months.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum amount we would be able to operate for 7 months at our current burn rate.

How long will you be able to operate the company if you raise your maximum funding goal?

If we reach our maximum funding goal, we will be able to operate for approximately 21 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are raising up to $40M in capital concurrently with this campaign from private investors as well as after the campaign.

Indebtedness

- **Creditor:** Safe Holders
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Rate of 15%. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

Related Party Transactions

- **Name of Entity:** David Adams
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: David and one of his relatives purchased a SAFE and then opted to covert the SAFE to shares.
  Material Terms: During the period from inception to December 31, 2020, one of the Company's founders, and his relatives, purchased SAFEs in the total amount of $88,000, all of which were extinguished during 2020.

Valuation

Pre-Money Valuation: $175,318,370.00

Valuation Details:

The valuation was determined by comparable company analysis. We looked at enterprise value of similar companies, both in the OEM and services space. The closest comparables were based on valuation of two companies at similar stages of development, and commercial traction at the time of their last raise - Volansi and Elroy Air. Elroy was valued between $160M and $240M (https://app.dealroom.co/companies/elroy_air). Volansi was valued between 200M and $300M (https://app.dealroom.co/companies/volansi_1). Both companies are pursuing an OEM + DaaS (Drone as a Service) business model. Volansi is focused on smaller logistics drones for military and industrial applications, and Elroy is focused on heavier payload, long-range, industrial applications. At the time of these raises, each company was pre-commercial, had demonstrated aspects of their technology, and had not yet achieved aircraft certification. Based on these comparables, we are valuing ourselves in the range $175M - $250M, and plan to launch this offering at the lower end of this range at $175,318,370.

The company also took into account the progress that has occurred over the past three years during its previous financing rounds. First, at the start of the Company's Regulation A+ offering in 2020, the company had 5 full-time employees. Since that time, the company has tripled in size and now employs 15 full-time employees. During this same time period, the company has made substantial advances in our aircraft electronics, software, and propulsion technology. In April 2021, the company demonstrated the flight of a production representative prototype which exhibit excellent stability and was a significant technical milestone for PFT. This aircraft was an order of magnitude more sophisticated than our previous prototype employing a flight controller certified in the EU for optionally piloted aircraft, fuel-injected engines, carbon propellers, and many other advances.

After this milestone, we have logged dozens of flight hours developing our autonomous flight capability and have demonstrated long-distance, fully autonomous missions. Additionally, we have iterated on our core technology and have further improved our Hybrid Propulsion Module technology, logging 75 hours of run time on this system to date. Finally, we have developed a proprietary payload delivery system capable of deploying 100 lbs of payload without human intervention. In addition to the numerous technical milestones, we have been issued a patent on our core technology in the intervening time between 9/20 and 4/21, and filed a provisional patent on other new technology. In 8/21, after our Reg A+, we were issued a USDA Phase 2 SBIR grant - such awards are only given to the most technically feasible and commercializable technologies. This grant also further demonstrates confidence on the part of a key customer and that our technology will be valuable to them. On the business side, we have attracted several key advisers. Bringing in top talent to these key positions will help us secure our place in the market, build confidence with investors, and ensure product success. Finally, we have built several key partnerships including LIFT Aircraft, Colorado Center of Excellence, and Grayback Forestry and have drastically increased our proof of market acceptance with 30 signed non-binding LOIs.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $10,000.00 in SAFEs outstanding because all the other SAFE holders opted to convert to shares. Please refer to the Company Securities

section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,989.20 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $4,999,956.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  3.0%
  This will be used for attending conferences, putting on flight demonstrations, and paying PR agencies.

- *Company Employment*
  42.0%
  PFT currently employs a team of engineers, a communications manager, a bookkeeper, and several interns. We plan on expanding this team to meet our engineering, testing, and manufacturing goals.

- *Research & Development*
  51.5%
  Our current R&D efforts involve extensive testing of our autonomous drone systems, and propulsion systems. We plan on continuing to expand this testing effort to reach commercialization and certification requirements.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://parallelflight.com/ (https://www.parallelflight.com/investor-information).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/parallel

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Parallel Flight Technologies, Inc.

[See attached]

PARALLEL FLIGHT TECHNOLOGIES, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

PARALLEL FLIGHT TECHNOLOGIES, IN1

Index to Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Parallel Flight Technologies, Inc.

Opinion

We have audited the accompanying financial statements of Parallel Flight Technologies, Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parallel Flight Technologies, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Parallel Flight Technologies, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses, has negative cash flows from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Parallel Flight Technologies, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are

considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Parallel Flight Technologies, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Parallel Flight Technologies, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbb*mckennon*
Newport Beach, California
April 22, 2022

PARALLEL FLIGHT TECHNOLOGIES, INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

	December 31, 2021	December 31, 2020
Assets		
Current Assets:		
Cash	$ 2,262,190	$ 817,928
Prepaid expenses	33,563	6,789
Total current assets	2,295,753	824,717
Property and equipment, net	124,965	48,589
Total assets	$ 2,420,718	$ 873,306
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 66,684	$ 34,506
Accrued liabilities	138,600	77,363
Deferred revenue	-	86,349
Total current liabilities	205,284	198,218
Long-Term Liabilities		
Simple agreements for future equity (SAFEs) - Note 7	11,764	11,764
Total liabilities	$ 217,048	$ 209,982
Stockholders' Equity		
Class A common stock, $0.00001 par value-8,000,000 authorized; 6,008,424 and 6,008,424 issued and outstanding at December 31, 2021 and 2020, respectively	60	60
Class B common stock, $0.00001 par value-3,000,000 authorized; 1,453,795 and 313,569 issued and outstanding at December 31, 2021 and 2020, respectively	14	3
Stock subscription receivable	(55,173)	(49,921)
Additional paid-in capital	6,724,946	2,253,958
Accumulated deficit	(4,466,177)	(1,540,776)
Total stockholders' equity	2,203,670	663,324
Total liabilities and stockholders' equity	$ 2,420,718	$ 873,306

See accompanying notes to the financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Grant revenue	$ 233,349	$ 256,105
Operating expenses:		
General and administrative	886,210	656,711
Sales and marketing	22,932	41,749
Research and development	2,298,608	750,246
Total operating expenses	3,198,750	1,488,706
Operating loss	(2,965,401)	(1,192,601)
Other (income) expenses:		
Other income	-	(8,500)
Loss on extinguishment of SAFEs	-	44,352
Loss on remeasurement of SAFEs	-	1,764
Total other (income) expense	-	37,616
Net loss	$ (2,965,401)	$ (1,230,217)
Weighted average loss per share of Class A and B common stock - basic and diluted	$ (0.42)	$ (0.21)
Weighted average shares outstanding of Class A and B common stock - basic and diluted	7,044,701	5,999,992

See accompanying notes to the financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Class A - Common Stock		Class B - Common Stock		Stock Subscription Receivable	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2019	3,722,040	$ 37	2,000,000	$ 20	$ (57,408)	$ 798,953	$ (270,559)	$ 471,043
Conversion of Founders' stock	2,000,000	20	(2,000,000)	(20)	-	-	-	-
Receipt of stock subscription receivable	-	-	-	-	57,408	-	-	57,408
Conversion of SAFEs to common stock	201,688	2	-	-	-	284,350	-	284,352
Issuance of common stock for cash - Reg CF	84,696	1	-	-	-	110,416	-	110,417
Issuance of common stock for cash - Reg A	-	-	184,625	2	(49,921)	862,197	-	812,278
Issuance of common stock for cash - Reg D	-	-	125,251	1	-	321,651	-	321,652
Issuance of common stock for offering costs	-	-	3,693	-	-	-	-	-
Offering costs	-	-	-	-	-	(223,139)	-	(223,139)
Stock-based compensation	-	-	-	-	-	99,530	-	99,530
Net loss	-	-	-	-	-	-	(1,270,217)	(1,270,217)
Balance at December 31, 2020	6,008,424	$ 60	313,569	$ 3	$ (49,921)	$ 2,253,958	$ (1,540,776)	$ 663,324
Receipt of stock subscription receivable	-	-	-	-	49,921	-	-	49,921
Issuance of common stock for cash - Reg A	-	-	1,117,869	11	(55,173)	5,221,448	-	5,166,286
Issuance of common stock for offering costs	-	-	-	-	-	-	-	-
Offering costs	-	-	22,357	-	-	(838,824)	-	(838,824)
Stock-based compensation	-	-	-	-	-	88,364	-	88,364
Net loss	-	-	-	-	-	-	(2,965,401)	(2,965,401)
Balance at December 31, 2020	6,008,424	$ 60	1,453,795	$ 3	$ (55,713)	$ 6,724,946	$ (4,466,177)	$ 2,203,670

See accompanying notes to the financial statements.

PARALLEL FLIGHT TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (2,965,401)	$(1,230,217)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	22,057	2,431
Loss on extinguishment of SAFEs	-	44,352
Loss on revaluation of SAFEs	-	1,764
Forgiveness of payment protection program loan	-	(33,411)
Stock based compensation	88,364	99,530
Changes in operating assets and liabilities:		
Prepaid expenses	(26,774)	(6,789)
Accounts payable	32,178	17,202
Accrued liabilities	101,237	20,503
Deferred revenue	(86,349)	65,349
Net cash used in operating activities	(2,834,688)	(1,019,286)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(98,433)	(45,994)
Net cash used in investing activities	(98,223)	(45,994)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of SAFE agreements	-	2,000
Proceeds from payment protection program loan	-	33,411
Common stock issued for cash, net of offering costs	4,377,383	1,078,616
Net cash provided by financing activities	4,422,640	1,114,027
Increase in cash and cash equivalents	1,444,262	48,747
Cash and cash equivalents, beginning of year	817,928	769,181
Cash and cash equivalents, end of year	$ 2,262,190	$ 817,928
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non-cash investing and financing activities:		
Fair value of SAFEs converted to Class A - Common Stock	$ -	$ 284,352
SAFE issued for reimbursement of expenses	$ -	$ 2,000

See accompanying notes to the financial statements.

.

NOTE 1 – NATURE OF OPERATIONS

Parallel Flight Technologies, Inc., was formed on September 10, 2018 ("Inception") in the State of Delaware. The financial statements of Parallel Flight Technologies, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in La Selva Beach, California.

The Company designs heavy-lift, autonomous aircraft based on our proprietary heavy-lift technology. Our aircrafts are anticipated to lift more payload and fly for a longer duration than other competitive technologies. The Company is currently developing unmanned aircraft solutions for wildland firefighters to drastically improve firefighter safety and effectiveness. The Company is working closely with federal, state, and local fire agencies to build the right tool for firefighting in the 21st century. Beyond firefighting, the Company's technology will create new possibilities for commercial drones, unmanned logistics, and Urban Air Mobility.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to US GAAP.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

The SAFEs are considered a level 3 liability as there are no observable direct or indirect inputs.

Management estimated the fair value of the remaining SAFE based on guidance prescribed by ASC 825-10. Management's estimate of fair value is based on the sale of the Company's capital stock in its Regulation CF campaign. As of December 31, 2020, all but $11,764 of the SAFEs converted to equity (See Note 7).

Risks and Uncertainties

The Company has a limited operating history and has not generated significant revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: changes in technology, competition from larger more well-funded competitors, and changes to industries the Company is targeting. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash equivalents.

Property and Equipment

Fixed assets are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life to three to seven years. At the time of retirement of other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets in accordance with Accounting Standards Codification ("ASC") 360-10-35, Impairment or Disposal of Long-Lived Assets. Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Simple Agreements for Future Equity ("SAFEs")

The Company had accounts for its SAFEs as derivative liabilities under the FASB's ASC section 815-40 and ASC section 815-10. No changes in the fair value of the SAFEs occurred during 2021. See Notes 5 and 7.

Revenue Recognition

In accordance with Financial Accounting Standard Board ("FASB") Accounting Standards Codification (ASC") Topic 606, Revenue from Contracts with Customers, the Company records revenue when the customer takes physical possession of the product or can benefit from the service as provided. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services, using the five-step method required by ASC 606.

Revenue from grants are recognized in the period during which the conditions under the grant have been met and the Company has made payment for the related expense. Grant revenue was $233,349 and $256,105 for the years ended December 31, 2021 and 2020, respectively. In relation to grant revenue, as of December 31, 2021 and 2020, the Company deferred $0 and $86,349 related to receipt of funds in advance of completing performance obligations under the agreement, respectively. While grant revenue comes from limited sources, Management does not believe the loss of such revenues would have a material effect on the Company's operations.

Research and Development

The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of developing heavy lift technology across the aerospace, military and public service industries. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $2,289,608 and $750,246 for the years ended December 31, 2021 and 2020, respectively.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company's net deferred tax asset at December 31, 2021 and 2020 was approximately $1,321,000 and $474,000, respectively, which primarily consists of net operating loss carry forwards. As of December 31, 2021 and 2020, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine, would more likely than not be realized. During the years ended December 31, 2021 and 2020, the Company recorded an increase to valuation allowance for approximately $929,000 and $392,000, respectively.

At December 31, 2021 and 2029, the Company had federal and state net operating loss carry forwards of

approximately $4,426,000 and $1,700,000, respectively. The CARES Act amended rules related to the Company's federal net operating losses allowing for the NOLs to be carried forward indefinitely. The California net operating losses expire on various dates through 2041.

At December 31, 2021 and 2020, the applicable federal and state rates used in calculating the deferred tax provision was 21% and 8.84%, respectively. The difference between the effective tax rate and the stated tax rate is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has is not currently under examination by any tax authority.

Stock Based Compensation
The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Loss per Common Share
We compute net income per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of options under the Company's Equity Incentive Plan (Note 10) and its convertible SAFEs (Note 7).

For the years ended December 31, 2021 and 2020, the loss per share was $0.42 and $0.21, respectively, based on weighted average shares outstanding of Class A common stock of 6,008,424 and 5,106,054 and Class B common stock of 1,036,277 and 893,938, respectively.

Concentration of Credit Risk
The Company's financial instruments include cash and cash equivalents.

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily surrounding cash and cash equivalents. The Company limits its exposure to credit risk surrounding cash and cash equivalents by holding excess balances at established financial institutions.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

New Accounting Standards
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company at the current time.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses from operations and has net cash used in operating activities of $2,834,688 and $1,019,286 for the years ended December 31, 2021 and 2020, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund operations through the receipt of federal grant awards in addition to the issuance of debt and/or equity financing, including additional funds received under Regulation A and Regulation CF efforts. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned operations, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

	December 31, 2021	December 31, 2020
Automotive equipment	$ 57,554	$ 4,038
Machinery and equipment	92,584	47,667
Total property and equipment	150,138	51,705
Accumulated depreciation	(25,173)	(3,116)
	$ 124,965	$ 48,589

Depreciation expense for the years ended December 31, 2021 and 2020 was $22,057 and $2,431, respectively.

NOTE 5 – FAIR VALUE MEASUREMENTS

The Company's SAFEs are measured at fair value on a recurring basis and are classified as level 3 based on the observability of valuation inputs.

The following table presents changes during the years ended December 31, 2021 and 2020 in Level 3 liabilities measured at fair value on a recurring basis, and the realized losses related to the level 3 liabilities in the Statements of Operations for the years ended December 31, 2021 and 2020:

SAFE Agreements

	December 31, 2021	December 31, 2020
Balance at beginning of period	$ 11,764	$ 248,000
Recognized remeasurement loss	-	1,764
Recognized extinguishment loss	-	44,352
Issuances	-	2,000
Extinguishments	-	(284,352)
Balance at end of period	$ 11,764	$ 11,764

NOTE 6 – RELATED PARTY TRANSACTIONS

During the period from inception to December 31, 2020, one of the Company's founders, and his relatives, purchased SAFEs in the total amount of $88,000, all of which were extinguished during 2020 (See Note 7). There was no additional activity in 2021.

NOTE 7 -DEBT AND LIABILITIES

Simple Agreements for Future Equity (SAFEs)
During 2020, one of the founders incurred $2,000 of expense which was reimbursed through an increase to his SAFE agreement. As of December 31, 2020, the Company had raised a total of $248,000 from the issuance of convertible SAFEs to fund operations. There was no activity in 2021.

Under the SAFEs, the funds contributed by the investors convert to shares of preferred stock in a qualified priced preferred stock financing round, at 85% of the preferred round price. During 2020, the Company settled all but $11,764 of the SAFE agreements as a result of its Regulation CF campaign, which was not a qualified priced preferred stock financing round as required under the agreements. Therefore, management accounted for the settlement of such agreements as a debt extinguishment through the issuance of 201,688 Class A Common Stock, valuing the SAFEs immediately prior to extinguishment. This resulted in a loss on extinguishment of $44,352, representing the difference in the fair value and carrying value of the SAFEs as of the extinguishment date.

As of December 31, 2021 and 2020, there had not been any priced round of preferred stock financing that would trigger a conversion of the SAFE funds to preferred stock. The SAFEs are marked-to-market each reporting period as described in Note 2.

Loan

In April 2020, the Company entered into a loan with an aggregate principal amount of $33,411 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan was evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bore interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, an initial term of two years, and unsecured and guaranteed by the Small Business Administration. The Company applied to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable period beginning after the Notes inception, calculated in accordance with the terms of the CARES Act. During 2020, the Company's Note was forgiven in full. The forgiveness of such was netted against the related labor costs the forgiveness related to.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 9 – STOCKHOLDERS' EQUITY

Common Stock

The Company has authorized the issuance of 11,000,000 shares of common stock consisting of 8,000,000 Class A Common Stock and 3,000,000 of Class B Common Stock with a par value of $0.00001. Class B Common Stock does not have voting rights while Class A carries one-to-one voting rights. At the discretion of the Board of Directors, the Company issues non-qualified incentive stock options to key employees (see Note 10).

On May 30, 2020, the Company filed a restated certificate of incorporation which effectively made Class B Common Stock non-voting shares. Simultaneously with this filing, one of the Founders converted his 2,000,000 shares of Class B Common Stock to Class A Common Stock.

During the years ended December 31, 2021 and 2020, the Company sold 0 and 84,696 Class A common stock shares through a Regulation Crowdfunding offering for gross proceeds of $0 and $110,417, respectively.

During the years ended December 31, 2021 and 2020, the Company sold 1,117,869 and 184,625 Class B common stock shares through a Regulation A offering for gross proceeds of $5,221,459 and $862,199, respectively. Of these funds, $55,173 and $49,921 represents a subscription receivable as of December 31, 2021 and 2020, respectively.

During the year ended December 31, 2020, the Company sold 125,251 Class B common stock shares through a Regulation D offering for gross proceeds of $321,651.

During the years ended December 31, 2021 and 2020, the Company incurred offering fees of $838,824 and $223,139, respectively, in connection with the various offerings described above. In addition, during the years ended December 31, 2021 and 2020, the Company issued 22,357 and 3,693 shares, respectively, to one of the funding intermediaries which both increases and decreases additional paid-in capital for no net effect.

NOTE 10 – STOCK-BASED COMPENSATION

The Company adopted its 2020 Equity Incentive Plan (the "2020 Plan") during 2020. The 2020 Plan enables the Board of Directors to utilize various forms of equity awards as defined by the 2020 Plan, including stock options and restricted stock purchase awards, as and when they deem appropriate. A total of 700,000 shares of Class A Common Stock have been authorized for issuance under the 2020 Plan.

During the years ended December 31, 2021 and 2020, the Company granted 114,817 and 277,437 stock options under the 2020 Plan. Stock option activity under the 2020 Plan as follows:

	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (years)
Outstanding at December 31, 2019	-	$ -	
Granted	277,437	$ 1.40	10.0
Canceled	-	-	
Exercised	-	-	
Outstanding at December 31, 2020	277,437	$ 1.40	9.5
Granted	114,817	4.67	9.1
Canceled	-	-	
Exercised	-	-	
Outstanding at December 31, 2021	392,254	$ 2.36	8.7
Exercisable at December 31, 2021	221,808	$ 2.17	8.6
Vested or expected to vest at December 31, 2021	392,254	$ 2.36	8.7

The intrinsic value of vested options at December 31, 2021 is $624,056. The weighted average grant date fair value per stock option granted during 2021 was $1.82. The weighted average grant date fair value per stock option granted during 2020 was $0.53. The unrecognized compensation expense associated with outstanding stock options at December 31, 2021 is $171,757, and is expected to be recognized over a weighted average period of 2.7 years.

Stock-based compensation expense recognized under ASC 718 for the year ended December 31, 2021 and 2020 was $88,364 and $99,530, respectively, and is included in general and administrative expense in the accompanying statements of operations. The estimation of fair value of all options granted by the Company in 2021 and 2020 is computed based on the Black-Scholes option pricing model with the following weighted-average assumption:

Average risk-free rate	0.33-0.73%
Expected volatility	40%
Expected life	6years
Dividend yield	-

The Company recognizes stock option forfeitures as they occur. The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options. The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. Simplified method was used by the Company due to insufficient historical data. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through April 22, 2022 the date these financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements, other than those described below.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Parallel Flight Technologies

Saving lives, property, and the environment


PARALLEL
FLIGHT TECHNOLOGIES
Closing in 4 days

Website | La Selva Beach, CA | AGRICULTURE | DATA/ANALYTICS

We've created proprietary Parallel Hybrid Electric Multirotor (PHEM) drone technology that allows drones to carry heavy payloads exponentially longer than current technology. This makes it ideal for use in fighting wildfires, search and rescue, medical, and logistics missions. Our unmanned, autonomous aircraft open new possibilities for the safety of first responders and many other commercial applications.

$656,935 raised

$7,475,055 previously crowdfunded

224 Investors	$175M Valuation
$22.60 Price per Share	$497.20 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	4 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 16 | Comments | Follow

Reasons to Invest

- **Large Market Potential:** Operating between 3 large industries. $65B Industrial Logistics + $20B Healthcare + $10B Wildfire Suppression markets.
- **Strong Team:** CEO is a former Tesla Semi-Truck electrical engineering leader. Founding team has deep robotics experience from Verb Surgical, drone swarm work with the Navy, and machine vision expertise.
- **Advisors/Investors:** Cadre of expert advisors from the aviation and wildfire sectors who see drones as the future of flight and service.
- **Innovative Technology**: NASA, NSF and USDA funded, exponentially longer flight times with a heavy payload vs. existing technology for unmanned aircraft.

Rewards

Get rewarded for investing more into Parallel Flight Technologies:

$497+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$2,000+
Investment
Tier 1
Invest $2,000+ and receive 2% Bonus Shares.

$5,000+
Investment
Tier 2
Invest $5,000+ and receive 5% Bonus Shares.

$10,000+
Investment
Tier 3
Invest $10,000 and receive 10% Bonus Shares.

$25,000+
Investment
Tier 4
Invest $25,000 and receive 15% Bonus Shares.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Joshua Resnick:

In 2017, there were a number of really bad forest fires. There was a fire close to our home in the Mountains of Santa Cruz. We were evacuating our family. Smoke is everywhere. Ashes falling. I'm packing up my children to leave. After that fire, I reached out to experts in the field and I learned the future of firefighting is unmanned systems.

Joshua Resnick:

Parallel Flight Technologies is a company built with the mission to use unmanned systems to save lives, property, and the environment. The technology that we've developed enables unmanned systems to fly longer and carry more payload than any other technology currently available. Our system combines the responsiveness of the electric motors of a drone with the power and duration of a combustion engine. And the result is a drone that can fly almost 10 times longer than an electric drone. So it's really totally new for the industry, heavy pay load and long duration combined into a single system. What we've come up with is really a general solution that can be used for a lot of different industries. We're starting with fire because it's a very, very critical need.

Sevan Gerard:

Aerial firefighting has been shown to be a very effective way of making forward progress. However, air operations are difficult to conduct, dangerous to conduct.

Joshua Resnick:

Manned systems can only fly during daylight hours in clear conditions. They can't fly at night. They can't fly when there's smoking conversions. So we'll be able to fill in those gaps.

Sevan Gerard:

A lot of these fires take place in remote areas. We use gel to protect structures. There's only so much of it that we can carry with us. That would be a perfect example of how this unmanned aerial system would be able to bring large amounts of additional gel, maintain the supply of equipment, bring water to the fire, increase safety for the personnel. It changes our ability to fight the fire 24 hours a day.

Joshua Resnick:

My background is in powertrain systems. I developed the electrical architecture for the Tesla Semi truck.

Kasey Krape:

Joshua and I worked together at Tesla and I saw him do a lot of things at Tesla that were impossible and he made them possible. So I thought if there's anyone who can really introduce

something new to the industry, it's definitely him.

Joshua Resnick:

My other co-founders bring robotics experience, machine vision, and control systems to the table. The value proposition for Parallel Flight is beyond just the fire application. There's agricultural applications, ship to shore, remote logistics, bringing things to remote villages up in Alaska or other places like that. It opens up a whole new world of possibilities for unmanned systems.

Sevan Gerard:

I immediately realized that this was a game changer. The response from my field is incredibly positive. It's really an imperative that we find new solutions. And I really strongly believe that this drone is one of those solutions.

Joshua Resnick:

The mission is exciting. The technology is also exciting. At the end of the day, it's not just about making some cool technology. We know that it's going to have a big impact in people's lives.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:50 PM 07/24/2020
FILED 04:50 PM 07/24/2020
SR 20206406102 - File Number 7050611

PARALLEL FLIGHT TECHNOLOGIES, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Parallel Flight Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), certifies that:

A. The name of the Corporation is Parallel Flight Technologies, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 10, 2018.

B. This Second Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation's Certificate of Incorporation.

C. The text of the Second Amended and Restated Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Parallel Flight Technologies, Inc. has caused this Second Amended and Restated Certificate of Incorporation to be signed by Joshua Resnick, duly authorized officer of the Corporation, on July 24, 2020.

Joshua Resnick

Joshua Resnick, CEO

EXHIBIT A

PARALLEL FLIGHT TECHNOLOGIES, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME

The name of the corporation is Parallel Flight Technologies, Inc.

ARTICLE II: AGENT FOR SERVICE OF PROCESS

The address of the corporation's registered office in the State of Delaware is 16192 Coastal Hwy. Lewes, DE 19958, County of Sussex. The name of the registered agent of the corporation at that address is Harvard Business Services, Inc.

ARTICLE III: PURPOSE

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware ("General Corporation Law").

ARTICLE IV: SOLE INCORPORATOR

The name and mailing address of the sole incorporator is:

Joshua Resnick
1120 Sylvia Way
Ben Lomond, CA 95005

ARTICLE V: AUTHORIZED STOCK

The total number of shares of stock which the corporation shall have authority to issue is Eleven Million (11,000,000) shares of common stock, consisting of: (i) Eight Million (8,000,000) shares of voting common stock, par value $0.00001 per share, designated as "Class A Common Stock", and (ii) Three Million (3,000,000) shares of non-voting common stock, par value $0.00001 per share, designated as "Class B Common Stock". Except as may be provided in this Restated Certificate of Incorporation or required by law, the Class A Common Stock shall have voting rights in the election of directors and on all other matters presented to the stockholders, with each holder of Class A Common Stock being entitled to one vote for each share of Class A Common Stock held of record by such holder on such matters. The number of authorized shares of Class A Common Stock, Class B Common Stock, or any other class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of Class A Common Stock. Except as required by law, the Class B Common Stock shall have no voting rights. The Class B Common Stock shall be automatically converted into Class A Common Stock, on a one-for-one basis, upon the approval of the Board of Directors.

1. Total Authorized.

The total number of shares of all classes of capital stock that the corporation has authority to issue is Eleven Million (11,000,000) shares, consisting of: Eight Million (8,000,000) shares of Class A Common Stock, $0.00001 par value per share ("Class A Common Stock") and Three Million (3,000,000) shares of Class B Common Stock, $0.00001 par value per share ("Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"). The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2. Rights of Class A Common Stock and Class B Common Stock.

2.1 Equal Status. Except as otherwise provided in this Restated Certificate of Incorporation or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects and as to all matters.

2.2 Voting Rights. Except as otherwise expressly provided by this Restated Certificate of Incorporation or as provided by law, the holders of shares of Common Stock shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote or for the consent (if action by written consent of the stockholders is permitted at such time under this Restated Certificate of Incorporation) of the stockholders of the corporation, (b) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the corporation and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law. Except as otherwise expressly provided herein or required by applicable law, each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock shall have the right to no votes per share of Class B Common Stock.

2.3 Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire such shares), then holders of Class A Common Stock shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) and holders of Class B Common Stock shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock, as applicable. Notwithstanding the foregoing, the Board of Directors may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved in

advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

2.4 Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; provided, however, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

2.5 Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the corporation available for distribution to its stockholders.

2.6 Merger or Consolidation. In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class.

2.8 Conversion of Class B Common Stock.

(a) Voluntary Conversion. Class B Common Stock may not be converted at the option of the holder.

(b) Automatic Conversion. All shares of Class B Common Stock shall be automatically, without further action by any holder thereof, converted into an identical number of shares of Class A Common Stock at such date and time, as approved by the Company's Board of Directors (a "Conversion Event"). Each outstanding stock certificate that, immediately prior to a Conversion Event, represented one or more shares of Class B Common Stock subject to such Conversion Event shall, upon such Conversion Event, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof.

(c) The corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Restated Certificate of Incorporation, relating to the conversion of the Class B Common Stock into Class A Common Stock, as it may deem necessary or advisable in connection therewith. In connection with any action of stockholders taken at a meeting or by written consent (if action by written consent of stockholders is permitted at such time under this Restated Certificate of Incorporation), the stock

ledger of the corporation shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any such written consent and the class or classes or series of shares held by each such stockholder and the number of shares of each class or classes or series held by such stockholder.

2.9 Reservation of Stock. The corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

ARTICLE VI: AMENDMENT OF BYLAWS

The Board of Directors of the corporation shall have the power to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation.

ARTICLE VII: MATTERS RELATING TO THE BOARD OF DIRECTORS

1. Director Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Restated Certificate of Incorporation or the Bylaws of the corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the corporation.

2. Board Vacancies. Any vacancy occurring in the Board of Directors for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall (unless (a) the Board of Directors determines by resolution that any such vacancy or newly created directorship shall be filled by the stockholders or (b) otherwise required by applicable law) be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which the director has been elected expires or until such director's successor shall have been duly elected and qualified.

3. Vote by Ballot. Election of directors need not be by written ballot.

ARTICLE VIII: DIRECTOR LIABILITY; INDEMNIFICATION

1. Limitation of Liability. To the fullest extent permitted by law, no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

2. Indemnification. The corporation shall indemnify to the fullest extent permitted by law

any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the corporation or any predecessor to the corporation.

3. Change in Rights. Neither any amendment nor repeal of this ARTICLE VIII, nor the adoption of any provision of this Restated Certificate of Incorporation inconsistent with this ARTICLE VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX: CHOICE OF FORUM

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, and except for claims arising under federal securities laws, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the corporation to the corporation or the corporation's stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law or the corporation's Restated Certificate of Incorporation or Bylaws, (4) any action to interpret, apply, enforce or determine the validity of the corporation's Restated Certificate of Incorporation or Bylaws or (5) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this ARTICLE IX.

ARTICLE X: AMENDMENT OF CERTIFICATE OF INCORPORATION

The corporation reserves the right to amend or repeal any provision contained in this Restated Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation.

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
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DISCLAIMER:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

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Parallel Flight's Heavy-Lift Drone Technology at work, delivering a Hosepack

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No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

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parallel.aero We've recently decided we would like to give every day people the chance to invest and own a piece of #ParallelFlight Technologies. Although we cannot share much information yet - you can sign up to get early notifications at the link in bio!

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parallel.aero @shadowsuggs looking up! Get ready for lift-off!